U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):

☑ Form 10-K and Form 10-KSB ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q and Form 10-QSB ☐ Form N-SAR

       For Period Ended: December 31, 2004

☐      Transition Report on Form 10-K
☐      Transition Report on Form 20-F
☐      Transition Report on Form 11-K
☐      Transition Report on Form 10-Q
☐      Transition Report on Form N-SAR

       For the Transition Period Ended:

       Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

       If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:.

Part I - Registrant Information

aaiPharma Inc.

Full Name of Registrant

Former Name if Applicable

2320 Scientific Park Drive Address of Principal Executive Office (street and number)

Wilmington, North Carolina 28405 City, State and Zip Code

Part II- Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III — Narrative

     The registrant is unable to timely file its Annual Report on Form 10-K for the year ended December 31, 2004 (the “2004 Form 10-K”) because of delays in the registrant’s completion of the assessment of internal control over financial reporting and finalization of certain adjustments affecting the registrant’s consolidated financial statements at and for the fiscal year ended December 31, 2004, the material weaknesses in the registrant’s internal control over financial reporting that have been identified to date, and the inability of the registrant’s independent registered public accountants to issue their audit report on the registrant’s consolidated financial statements at and for the fiscal year ended December 31, 2004 at this time due to a number of factors, including the status of the registrant’s assessment of internal control over financial reporting, the existence of the material weaknesses in internal control over financial reporting and delays in finalization of certain adjustments affecting the registrant’s consolidated financial statements. A description of these material weaknesses in the registrant’s internal control over financial reporting is included in the registrant’s Current Report on Form 8-K (the “March 16 Form 8-K”) filed with the Securities and Exchange Commission on March 16, 2005 in Item 8.01 under the heading “Material Weaknesses in Internal Control over Financial Reporting,” which description is incorporated herein by reference.

     The delays in the completion of the assessment of internal control over financial reporting have resulted from, among other things, limited financial and human resources to complete all necessary testing of the registrant’s internal control over financial reporting, the need for the registrant to remediate material weaknesses identified during the audit of the registrant’s 2003 financial statements, which were filed in June 2004, and various changes in the registrant’s senior financial management, including the hiring of the registrant’s current chief executive officer in September 2004 and its chief financial officer in December 2004. In the registrant’s Quarterly Report on Form 10-Q for the period ended September 30, 2004, the registrant reported that it had been expending significant internal and external resources in documenting and testing its internal control but that, as of September 30, 2004, the registrant’s internal control over financial reporting was not adequate and there was a significant risk that remediation of deficiencies might not be completed on a timely basis. In addition, the registrant noted in that Quarterly Report on Form 10-Q that its independent registered public accountants had notified the audit committee of the registrant’s Board of Directors on November 4, 2004 that they believed that the registrant was facing a significant risk of not completing its assessment of internal control over financial reporting on a timely basis and that, even if management were able to complete its assessment, the independent registered public accountants might not have sufficient time to complete their assessment and report on internal control over financial reporting on a timely basis.

     Although the registrant is striving to file the 2004 Form 10-K as soon as possible, the registrant has not represented in Part II of this Form 12b-25 that the filing will be made within the 15 days required by SEC Rule 12b-25 in order for the 2004 Form 10-K to be considered to be timely filed, because the registrant believes that it will not be able to make the filing by March 31, 2005.

Part IV — Other Information

     (1) Name and telephone number of person to contact in regard to this notification:

Matthew E. Czajkowski.	(910)	254-7000
(Name)	(Area Code)	(Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☑ Yes       ☐ No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☑ Yes       ☐ No

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     The following table sets forth certain consolidated statement of operations data for the fiscal years ended December 31, 2004 (preliminary unaudited) and 2003 (audited):

	2004
	(Preliminary	2003
	Unaudited)	(Audited)
	(In thousands)
Net revenues	$218,163	$236,927

Loss from operations	$(113,541)	$(21,313)

Net loss	$(172,348)	$(32,703)

Included in our loss from operations and net loss are the following significant items:

Intangible asset impairment	$(78,693)	$(20,600)
Restructuring reserves	(22,237)	—
Professional fees – internal inquiry	(11,042)	—
M.V.I. gain on sale	8,112	—

     The registrant’s consolidated net revenues for 2004 decreased from 2003 as a result of a significant decrease in pharmaceutical product sales. The decrease resulted from decreased sales volumes in the registrant’s Darvon/Darvocet and Brethine product lines, which were affected by the amount of inventory previously sold into the wholesale channel, as well as the divestiture of our M.V.I. product lines in April 2004, as partially offset by contributions from our Roxicodone and Oramorph product lines, which were acquired in December 2003.

     The registrant recorded a $72.0 million charge in December 2004 due to the impairment of intangible assets associated with its Darvon/Darvocet products. The impairment was identified in the course of the registrant’s annual review of the fair value of its intangible assets. This impairment charge will not result in future cash expenditures. In the second half of 2004, the registrant recorded charges of $6.4 million due to the impairment of an intangible asset associated with its Brethine product. The introduction of generic competition affected future anticipated revenues, which negatively impacted the carrying value of the acquired intangible assets. In 2004, the registrant announced and implemented several restructuring plans, and recorded charges of $22.2 million related to work force reductions and facility closures. These charges included severance costs and related employee-benefit expenses, separation payments to the registrant’s former chief executive officer and costs for leased facilities which are no longer in use. The registrant recorded $11.0 million of legal, financial and consulting professional fees in 2004 associated with a previously disclosed internal investigation conducted by a Special Committee of its Board of Directors.

     In April 2004, the registrant sold its M.V.I. product lines to Mayne Pharma (USA) Inc. The sale resulted in a gain of $39.1 million that was recorded in the second and third quarters of 2004. The gain was partially offset by a $31.0 million expense that the registrant recorded in the first quarter of 2004 for a contingent payment to AstraZeneca AB based on the regulatory approval of the reformulation of the registrant’s M.V.I.-12 product. In addition, in the fourth quarter of 2004, the registrant recorded a charge, estimated at $11.7 million, and established a corresponding reserve related to a pharmaceutical product manufacturing supply agreement entered into in 2003 requiring the registrant, subject to the terms and conditions of the agreement, to purchase a minimum level of certain products on a take-or-pay basis by September 2006. The registrant is negotiating with the manufacturer under this agreement to extend the term of its obligation to purchase the minimum level of products by an additional multi-year period and to include additional products to be manufactured for it under this agreement and applied against its minimum purchase requirement. If the registrant is successful in amending the agreement on this basis, the reserve and corresponding charge may be reversed in a subsequent period. The registrant cannot provide any assurance, however, that it will be successful in amending the agreement on any terms.

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     As a result of the registrant’s recurring substantial operating losses, it does not anticipate that it will have available sufficient cash on hand, or the ability to borrow under its senior credit facilities, to pay the approximately $10.5 million of scheduled interest due on April 1, 2005 on its $175 million 11.5% Senior Subordinated Notes due 2010 (the “Notes”). In addition, the registrant believes that it may not have adequate sources of liquidity to fund its operations in the near term unless it obtains additional sources of liquidity. The registrant anticipates that, unless it obtains a waiver or modification of various covenants in its senior credit facilities, an event of default will exist under its senior credit facilities at March 31, 2005 that would permit the acceleration of the $175.5 million of debt under those facilities. The registrant is therefore exploring all available alternatives and has recently held preliminary discussions with the lenders (the “Lenders”) under its senior credit facilities and advisors to an ad hoc committee (the “Ad Hoc Committee”) formed by the holders of its Notes with the objective of reaching an agreement on the terms of a restructuring of its debt. There can be no assurances that the registrant will reach an agreement with its creditors on the terms of a restructuring. Whether or not a consensual agreement is reached with the registrant’s creditors, in light of the uncertainty regarding its ability to obtain needed additional sources of liquidity to fund its operations, it is highly likely that it will become necessary for the registrant to seek relief under chapter 11 of the U.S. Bankruptcy Code. In that regard, the registrant has recently held preliminary discussions with alternative lending groups to obtain additional credit facilities to fund its operations while in a chapter 11 proceeding under the U.S. Bankruptcy Code. There can be no assurance that it will obtain such additional credit facilities Additional information regarding the registrant’s financial condition and potential financial restructuring is included in the March 16 Form 8-K in Item 8.01 under the heading “Financial Condition,” which discussion is incorporated herein by reference.

     The registrant or its subsidiaries own the following registered and unregistered trademarks: Darvocet®, Darvon®, Darvon-N®, Darvocet-N®, Darvocet A500™, Brethine®, Oramorph® SR, Roxicodone®, and aaiPharma®. References in this document to Darvon are to Darvon® and Darvon-N® collectively and references to Darvocet are to Darvocet-N® and Darvocet A500™. This document also references trademarks owned by other companies. References to M.V.I. include M.V.I. and Aquasol. All references in this document to any of these terms lacking the “®” or “TM” symbols are defined terms that reference the products or business bearing the trademarks with these symbols .

* * *

aaiPharma Inc.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 16, 2005	By: aaiPharma Inc.

By:	/s/ Matthew E. Czajkowski

Matthew E. Czajkowski, Chief Financial Officer

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